UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GAIAM, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

36268Q103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 36268Q103	Page 2 of 13 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 993,017
	9.	Sole dispositive power
	10.	Shared dispositive power 993,017
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 36268Q103	Page 3 of 13 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 993,017
	9.	Sole dispositive power
	10.	Shared dispositive power 993,017
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 36268Q103	Page 4 of 13 Pages

1.	Names of reporting persons Mill Road Capital II GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 993,017
	8.	Shared voting power
	9.	Sole dispositive power 993,017
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) OO

13D

CUSIP No. 36268Q103	Page 5 of 13 Pages

1.	Names of reporting persons. Mill Road Capital II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 993,017
	8.	Shared voting power
	9.	Sole dispositive power 993,017
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) PN

13D

CUSIP No. 36268Q103	Page 6 of 13 Pages

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power
	9.	Sole dispositive power
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) PN

13D

CUSIP No. 36268Q103	Page 7 of 13 Pages

1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power
	9.	Sole dispositive power
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) HC; OO

CUSIP No. 36268Q103	Page 8 of 13 Pages

Introduction.

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of GAIAM, Inc., a Colorado corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), Mill Road Capital GP LLC, a Delaware limited liability company (“GP I”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “First Reporting Persons”) on April 8, 2009, as amended by the Amendment No. 1 on Schedule 13D filed by the First Reporting Persons on November 8, 2010 (such filing, as so amended and as amended and restated herein, the “Schedule 13D”), amends and restates the Schedule 13D in its entirety, as further set forth below, for purposes of, among other things, (i) disclosing that Fund I and GP I ceased to be the beneficial owner of any shares of Common Stock as of March 19, 2013 (the “Transfer Date”), and (ii) satisfying the initial reporting requirement under Section 13(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Mill Road Capital II, L.P., a Delaware limited partnership (“Fund II”), and Mill Road Capital II GP LLC, a Delaware limited liability company (“GP II”), each of which became a beneficial owner of more than 5% of the Common Stock on the Transfer Date.

This Schedule 13D refers to (i) Fund II, GP II, Fund I and GP I, collectively, as the “Fund Entities,” (ii) Fund II, GP II and Messrs. Lynch and Scharfman, collectively, as the “Reporting Persons,” and (iii) the Reporting Persons and the other Fund Entities as the “Extended Reporting Persons.”

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Common Stock. The address of the Issuer’s principal executive offices is 833 W. South Boulder Road, Louisville, Colorado 80027.

Item 2.	Identity and Background

This Schedule 13D is being filed by the Extended Reporting Persons, who entered into a Joint Filing Agreement dated March 21, 2013, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) promulgated under the Exchange Act. Information disclosed in this Schedule 13D with respect to any Extended Reporting Person is given solely by such Extended Reporting Person, and no Extended Reporting Person assumes responsibility for the accuracy or completeness of the information disclosed in this Schedule 13D with respect to any other person except to the extent provided by Rule 13d-1(k) promulgated under the Exchange Act.

(a) The names of the Extended Reporting Persons are Mill Road Capital II, L.P., Mill Road Capital II GP, LLC, Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital, L.P. and Mill Road Capital GP LLC. GP II is the sole general partner of Fund II. GP I is the sole general partner of Fund I. Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of GP II and GP I and, in this capacity, are referred to in this Schedule 13D as the “Managers.”

CUSIP No. 36268Q103	Page 9 of 13 Pages

(b) The business address of each of the Managers, and the address of the principal business and the principal office of each of the Fund Entities, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of GP II is acting as the sole general partner of Fund II, and the principal business of GP I is acting as the sole general partner of Fund I. The principal business of each of Fund II and Fund I is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of GP II, GP I and Mill Road Capital Management LLC, a Delaware limited liability company, which provides advisory and administrative services to the Fund Entities and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(d) None of the Fund Entities and the Managers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Fund Entities and the Managers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of the Fund Entities is organized under the laws of the state of Delaware. Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On the Transfer Date, Fund II acquired beneficial ownership of an aggregate of 993,017 shares of Common Stock for $4,160,741.23 from Fund I using working capital from Fund II.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, sell put options or covered call options, including covered call options that may be significantly in-the-money or that may cover a significant portion (including all) of the shares of Common Stock over which the Reporting Persons have beneficial ownership, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors,

CUSIP No. 36268Q103	Page 10 of 13 Pages

prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The percentages of beneficial ownership reported for the Extended Reporting Persons in this Item 5, and on each Extended Reporting Person’s cover page to this Schedule 13D, are based on a total of 17,330,464 shares of Common Stock issued and outstanding as of March 5, 2013, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended December 31, 2012. All of the share numbers reported below, and on each Extended Reporting Person’s cover page to this Schedule 13D, are as of March 21, 2013, unless otherwise indicated.

(a, b) The cover page to this Schedule 13D for each of the Extended Reporting Persons is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5. Fund II directly holds, and thus has sole voting and dispositive power over, 993,017 shares of Common Stock. GP II, as sole general partner of Fund II, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock and each of Messrs. Lynch and Scharfman has the shared authority to vote (or direct the vote of) and dispose (or direct the disposal) of, these shares of Common Stock on behalf of Fund II and GP II.

CUSIP No. 36268Q103	Page 11 of 13 Pages

Accordingly, each of the Reporting Persons beneficially own an aggregate of 993,017 shares of Common Stock, or approximately 5.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 993,017 shares of Common Stock, or approximately 5.7%. None of the Fund I, GP I or Messrs. Goldman or Jacobs has beneficial ownership of any shares of Common Stock.

(c) On the Transfer Date, Fund II acquired 993,017 shares of Common Stock from Fund I for a cash price per share of $4.19 (which does not include any brokerage commissions or other transaction costs). None of the Extended Reporting Persons (other than Fund II and Fund I as described in the foregoing sentence) effected any transaction in shares of the Common Stock from January 20, 2013 (the date 60 days prior to the filing of this Amendment No. 2) to March 21, 2013.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) On the Transfer Date, each of Fund I and GP I ceased to be the beneficial owner of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., Mill Road Capital II GP LLC and Mill Road Capital II, L.P. dated as of March 21, 2013.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated March 21, 2013.

Exhibit 3	Confirming Statement of Scott P. Scharfman dated March 21, 2013.

[signature pages follow]

CUSIP No. 36268Q103	Page 12 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 21, 2013

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and
Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and
Chairman

CUSIP No. 36268Q103	Page 13 of 13 Pages

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and
Chairman

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and
Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman